Maryann Salt, Inc. Business Plan Summary

Company Name
Maryann Salt, Inc.

CEO 100% Owner
Maryann F. Salt

Product Name
Canoe

Technology
Digital mortgage application and web-based platform
Using Artificial Intelligence and Machine Learning

Financial Proposal
$250,000 Investment - Convertible Notes - Value Cap $7M
$4M post-money valuation
Series A pre-money valuation $42,500,000

History
Maryann Salt has been a licensed real estate agent and mortgage loan originator. Production since 2015 with revenues of $518,498.95 year to date. Average revenues are $100K year over year originating some $28.6M in mortgage loans – underwriting and using digital platforms like Quicken Loans a subsidiary of Rocket Mortgage $RKT, over 47.9 months. 41% of originations have been in conventional purchase, 25% with conventional refinance, 21% with FHA Purchase, 4% Non-prime – alternative financing, 6% VA Purchase, and 3% FHA refinancing in Northern California. Previous experience has included work in Florida, Alabama originating home equity lines of credit for fintech pioneer, Prosper Marketplace. Maryann Salt has also been recently experienced in Investment Operations for Landed, a down payment provider in equity finance helping essential professionals nationwide.

Our Mission is to decrease the mortgage denial rates as it pertains to housing disparities. We have experience working with a diverse demographics and amongst a broad product makeup. We believe this puts us at an advantage working with some challenging scenarios such as down payment assistance, multi-generational applicants and various income documentation types of mortgages for homebuyers, and investors.

Current Addressable Market is $74,546,652. We are considered an Originate to Distribute model, a model that's absent in the measures of holding mortgages. The post crisis shift in residential mortgage lending activity from banks to nonbanks has mostly involved originations and servicing rather than holding loans. In 2016, the volume of 1-4 single family mortgages originated by non-banks surpassed the volume originated by banks. In 2016 non-banks made up 52.5% of originations and banks made up 47.5%. Non-banks have access to credit and because of technology we can originate with lower costs with light to no dependency on credit mortgage defaults costs are lower due to changes in regulation. Volume and in the non-bank mortgage originator industry that's an $800B Market. Quicken loans a subsidiary of Rocket Mortgage has a 9% market share and our long-term goal is to reach 4% market share in originations and using machine learning and artificial intelligent technology.

Business Model
Originate to Distribute model mortgage origination sales + SAAS Tech software subscription model.

Structure
We will be hiring seven new employees that will be partially self-funded by Maryann Salt, Inc., and from current mortgage origination activities. We will be working with Jump Crew for the first year of business to

Maryann Salt, Inc. Business Plan Summary

build out our staff and team. We have included a copy of our sample contract with Jump Crew that will be formalized once we have fully funded. Jump Crew will be assisting us with SEO marketing to optimize digital campaigns.

Our new hires will include the following that will be partially self-funded.

Senior Software Engineer - Richard Ao – Experience at IBM and TCS, and investment company building out a crypto wallet. Richard will lead development of our SAAS tech digital platform using Angular.

Tech Lead – Data Analyst – Loni Fa – Experience as a budget analyst and database engineer. He has experience in HTML, Python and will work with Jump Crew to set up our database.

Operations Director – Tony Fa - Experience in Operations at Delta Airlines and has been a local sports event organizer for High School sports nationwide with some top teams in Texas and California such as De La Salle High School. Tony will head our SAAS operations building partnerships and software sales in business development and subscriptions.

Marketing & Social Media – Izzy – Experience with fintech platforms like Prosper. Izzy operates a personally owned video business with his partner and will be coming onboard full time to operate our social media advertising and brand management.

Diversity & Inclusion – Azul – Experience with startups like Landed. Azul works with local housing policymakers in the San Francisco Bay Area. Azul will head up our agent recruiting with a focus on diversity and inclusion. She will be working with Jump Crew and building our internal teams. She has experience in customer success being a top sales agent.

Finance & Capital Markets – Finau – Experience with Bristol Group - SF. in commercial underwriting working in new construction and finance. Finau has worked for companies like Wells Fargo and has worked with Maryann Salt in the past. Finau will be managing our loan processing network nationwide and building our database of lenders and capital markets. She will be focused on product placement and pricing and assisting with mortgage originations.

Location
We are primarily a remote workforce on Slack. www.canoe4.slack.com and we are located primarily in the San Francisco Bay Area with business primarily in Silicon Valley, CA. We are expanding into Southern California and nationwide.

Web Services
Floify
Zapier
Process Street
Slack
Website w/ Google Analytics and Google Cloud
HubSpot + Pipedrive
Premium Credit Bureau
Calyx Point
Optimal Blue – Lender Price
MBS Highway
Mortgage Coach
Homebot
Website www.canoe4.com, msinc.io

Mortgage origination

Addressable Market
$74,546,652.

＋

Smart Home Search & Mortgage Options Homebot + Mortgage Coach

Website
Paid Ads + Social Media Platforms

＋

New Customer Acquisition

CANOE



Sign up 30 new realtors + 25 free customers

Smart Home Search & Mortgage Option - Homebot

＋

Business Partnerships
Real Estate Agents

Subscriptions

＋

Digital platform & application

Maryann Salt, Inc. Business Plan Summary

Revenue Projections

We have carefully built our financial model with actual data available and observable. Subject to market and operational risks, and other stated risks we have listed, we estimate net income of $550,693 for 2021 and $1,196,963 for 2022. We project a 24-month payback with current pre-money valuation of $4M. Our key revenues will come from pending originations and projected originations in November and December 2020. We anticipate revenues from Jump Crew customer acquisition to start experience in February 2021. We've projected steady originations and a 2% month over month growth from Jump Crew and Customer Acquisitions. We have projected steady same sales month over month with our partnerships, with an increase to 10% in January 2022 when we expect to be able to sell license for our digital mortgage platform and application. We have included a copy of our annual revenue projections.

General Road Map

- Close our fundraising December 2020
- First month of revenues December 2020
- First month of revenues with Jump Crew February 2021
- Software Sales est. launch January 2022

Product Road Map

- Smart home search and agent info sessions November – December 2020
- SEO Marketing in production February 2021
- Google – paid adds, Facebook & Instagram – social media advertising February 2021
- Jump Crew slow exit June 2021 – December 2021
- Canoe Digital Platform – Digital Mortgage Application January 2022

Short Term Goals

- 2,000 new customers online by May 2021
- Testing environment for Fannie Mae & Freddie Mac URLA start December 2020
- Agile software development 2021

Mortgage Origination Business since 2015 – covering period with Quicken Loans a subsidiary of Rocket Mortgage

Maryann F. Salt

Mortgage Origination

Year	Unit Count	Value	Revenue	Time PMG Months		Advanced Lines	Gross	Dates of Continuous Work
2020	4	$ 2,405,800.00	$ 40,060.95	5.27	$ 40,060.95		$ 40,060.95	
2019	6	$ 3,433,278.00	533,145.61	6.74	$ 33,145.61	$ 4,700.00	$ 37,845.61	Jan 1, 2019 to May 17, 2019 & Oct 25,2019 to Dec 31, 2019
2018	11	$ 3,866,315.00	$76,174.53	12.00	$ 76,174.53	$ 25,043.00	$ 101,217.53	
2017	16		$ 118,021.65	12.00	$ 147,301.65		$ 147,301.65	
2016	19		$ 145,505.42	8.57	$ 156,575.42	$ 13,440.00	$ 169,955.42	Jan 1, 2016 to May 17, 2016
2015	14	$ 18,918,882.00	$ 57,170.78	7.42	$ 65,290.73		$ 65,290.79	May 18, 2015 to Dec 31, 2015
Total Units	70	$ 28,624,076.00	$ 490,078.95	47.95	$ 518,498.95		$ [illegible]	

[CAC]Admin Expenses $580/unit	$ 38,280.00	3.99 Business Years	[LTV]Avg per Unit	$ 8,024.03

App Engagement	Home Opens	Home Views	Buyer Opens	Buyer Views	TCA Action	
June	48%	10%			Conversion	
Units						3
July	68%	47%	37%	14%	Conversion	
Units						5
		Average per Unit	$8,024.03			

Email			
Open Rate	42.60%	25% Desktop	75% Mobile
Delivery	95.92%		
Read	82.10%		
Skimmed	17.90%		

Opens by email client	
Apple Mail	40.00%
Gmail	27.50%
Yahoo Mail	12.50%
Android webview	5%
Apple Mail	2.50%
Firefox	2.50%

Clicks by Browser	
Safari (IOS)	100%

Maryann Salt
Mortgage Loan Originator Year to June 8, 2020

Income Statement

Gross Income: $40,060.95
       COGS   -$2,320
Gross Profit: $37,740.95

Homebot	-$998.43
Process St	-$127.72
HubSpot	-$100.00
Floify	-$138.46
Mortgage Coach	-$120.00

Net Income: $36,256.34

Maryann Salt
Independent Mortgage Loan Originator
5/18/2015 -12/31/2015,
1/1/2016-5/17/2016
FY 2017 – FY 2018
1/1/2019-5/17/2019 &
10/25/2019 - 12/31/2019

Gross Income: $521,621
    Advanced Line: $43,183
        COGS: -38,280

Gross Profit: $526,524

Net Income: $526,524

Material Changes to business

- In 2015 I joined Professional Mortgage Associates as an Independent Mortgage Originator.
- In 2016 I joined franchised owned Coldwell Banker and was a Mortgage Banker. Income not included above.
- In 2017 – 3/2019 I re-joined Professional Mortgage Associates and operated as and Independent Mortgage Originator with broker-owned Coldwell Banker branches in Silicon Valley.
- From 3/2019 – 12/2019 I joined Prosper Marketplace in personal loans to launch their Home Equity white label product with BBVA.
- From 12/2019 to 9/2020 I have worked for Landed, Inc. to help launch their Landed Home Loans division and investment operations as they have expanded across the nation.

3:59 PM

08/19/20

Professional Mortgage Associates
1099 Detail
January through December 2020

Type	Date	Num	Memo	Account	Clr	Split	Original Amount	Paid Amount	Balance
Maryann Salt									
547-61-4200									
Check	01/17/2020	11762	Nguyen M Ch	Salt		PMA-Checking	11,767.50	11,767.50	11,767.50
Check	03/10/2020	11938	Nguyen T Qu	Salt		PMA-Checking	8,703.75	8,703.75	20,471.25
Check	04/28/2020	12169	Rajagopal J C	Salt		PMA-Checking	10,153.70	10,153.70	30,624.95
Check	06/09/2020	12296	Bashir M Qu	Salt		PMA-Checking	7,116.00	7,116.00	37,740.95
Total Maryann Salt								37,740.95	37,740.95
TOTAL								37,740.95	37,740.95

Professional Mortgage Associates
1099 Detail
January through December 2018

Type	Date	Num	Memo	Account	Clr	Split	Original Amount	Paid Amount	Balance
Maryann Salt									
547-61-4200									
Check	02/09/2018	9285	Singh,S:Stear...	Salt		PMA-Checking	9,588.63	9,588.63	9,588.63
Check	03/06/2018	9385	Kilgore,R:Qui...	Salt		PMA-Checking	4,511.25	4,511.25	14,099.88
Check	04/23/2018	VV850	Mike,B:Quick...	Salt		PMA-Checking	3,485.00	3,485.00	17,584.88
Check	05/02/2018	VV872	Harmon,M:Ca...	Salt		PMA-Checking	4,234.13	4,234.13	21,819.01
Check	05/24/2018	9630	Nguyen,H:Qui...	Salt		PMA-Checking	8,512.50	8,512.50	30,331.51
Check	06/18/2018	VV954	Harris,W:Quic...	Salt		PMA-Checking	4,462.50	4,462.50	34,794.01
Check	06/19/2018	VV958	Reyes,M:Quic...	Salt		PMA-Checking	6,545.48	6,545.48	41,339.49
Check	06/26/2018	VV965	Reyes,M:Qui...	Salt		PMA-Checking	62.70	62.70	41,402.19
Check	07/23/2018	VV1044	Zhang,Y:Cdab...	Salt		PMA-Checking	3,081.69	3,081.69	44,483.88
Check	11/[illegible]/2018	VV1253	Bajuera,S:Qui...	Salt		PMA-Checking	267.65	267.65	44,751.53
Total Maryann Salt								44,751.53	44,751.53
TOTAL								44,751.53	44,751.53

Professional Mortgage Associates
1099 Detail
January through December 2019

Type	Date	Num	Memo	Account	Clr	Split	Original Amount	Paid Amount	Balance
Maryann Salt									
547-51-4200									
Check	01/08/2019	VV1385	Mailu,K:PRA...	Salt		PMA-Checking	166.75	166.75	166.75
Check	01/31/2019	VV1409	Sled,C:Steam	Salt		PMA-Checking	3,693.13	3,693.13	3,859.88
Check	02/20/2019	10189	Nguyen,D:Qui	Salt		PMA-Checking	8,402.13	8,402.13	10,262.01
Check	04/24/2019	10358	Singh S:Quick	Salt		PMA-Checking	9,425.88	9,425.88	19,707.89
Check	05/17/2019	VV1724	Romero D:Qui	Salt		PMA-Checking	2,297.72	2,297.72	22,005.61
Check	12/04/2019	VV2533	Nguyen H:Qui...	Salt		PMA-Checking	2,960.00	2,960.00	24,965.61
Total Maryann Salt								24,965.61	24,965.61
TOTAL								**24,965.61**	**24,965.61**

Professional Mortgage Associates
1099 Detail
January through December 2017

Type	Date	Num	Memo	Account	Clr	Split	Original Amount	Paid Amount	Balance
Maryann Salt									
547-51-4200									
Check	02/16/2017	VV254	Faounuku,L:C...	Salt		PMA-Checking	6,890.84	6,890.84	6,890.84
Check	02/16/2017	VV255	Laurenson,M:...	Salt		PMA-Checking	3,960.00	3,960.00	10,850.84
Check	02/22/2017	VV262	Rost,C:Stearn...	Salt		PMA-Checking	14,002.50	14,002.50	24,853.34
Check	03/06/2017	VV272	Meza,A:MTW...	Salt		PMA-Checking	3,489.25	3,489.25	28,342.59
Check	05/09/2017	8200	Ram,B:Quick...	Salt		PMA-Checking	6,300.00	6,300.00	34,642.59
Check	05/18/2017	8242	Gamoras,D:Q...	Salt		PMA-Checking	8,930.66	8,930.66	43,573.25
Check	05/31/2017	8287	Escarcega,J:...	Salt		PMA-Checking	8,010.08	8,010.08	51,583.33
Check	06/22/2017	8363	Tulla,S:Carrin...	Salt		PMA-Checking	11,065.85	11,065.85	62,649.18
Check	06/29/2017	8386	Matelau,I:Carr...	Salt		PMA-Checking	9,812.68	9,812.68	72,461.86
Check	07/14/2017	8482	Rashid,M:UW...	Salt		PMA-Checking	11,495.00	11,495.00	83,956.86
Check	08/07/2017	8593	Hobbs,R:Prov...	Salt		PMA-Checking	4,118.75	4,118.75	88,075.61
Check	08/14/2017	8622	Wilhite,H:Carr...	Salt		PMA-Checking	14,056.50	14,056.50	102,132.11
Check	08/22/2017	8643	Montano,M:C...	Salt		PMA-Checking	11,380.87	11,380.87	113,512.98
Check	10/20/2017	8864	Stoyanov,K:Q...	Salt		PMA-Checking	7,820.17	7,820.17	121,333.15
Check	10/27/2017	8890	Varona,J:Prov...	Salt		PMA-Checking	5,983.00	5,983.00	127,316.15
Check	11/30/2017	9013	Dotrong,M:Pr...	Salt		PMA-Checking	10,705.50	10,705.50	138,021.65
Total Maryann Salt								138,021.65	138,021.65
TOTAL								138,021.65	138,021.65

16 UNITS.

Professional Mortgage Associates
1099 Detail
January through December 2016

Type	Date	Num	Memo	Account	Clr	Split	Original Amount	Paid Amount	Balance
Maryann Salt									
547-51-4200									
Check	01/13/2016	5868	Nguyen,J:Ca...	Salt		PMA-Checking	12,748.89	12,748.89	12,748.89
Check	02/18/2016	5997	Neyrink,P:St...	Salt		PMA-Checking	10,927.50	10,927.50	23,676.39
Check	03/03/2016	6071	Madrigal,V:St...	Salt		PMA-Checking	4,299.63	4,299.63	27,976.02
Check	03/03/2016	6072	Neyrink,P:Qu...	Salt		PMA-Checking	4,569.75	4,569.75	32,545.77
Check	03/11/2016	6116	Andreasen,D...	Salt		PMA-Checking	11,504.20	11,504.20	44,049.97
Check	05/06/2016	6457	Nguyen,J:Qui...	Salt		PMA-Checking	6,165.00	6,165.00	50,214.97
Check	05/12/2016	6482	Varona,J:Qui...	Salt		PMA-Checking	6,457.50	6,457.50	56,672.47
Check	06/01/2016	6583	Cox,M:Quick...	Salt		PMA-Checking	11,460.00	11,460.00	68,132.47
Check	07/06/2016	6753	Nguyen,A:Qu...	Salt		PMA-Checking	4,821.25	4,821.25	72,953.72
Check	07/21/2016	6845	Manu,D:Carri...	Salt		PMA-Checking	6,107.54	6,107.54	79,061.26
Check	07/21/2016	6851	Manu,D:Carri...	Salt		PMA-Checking	192.70	192.70	79,253.96
Check	07/29/2016	6905	Carino,A:Qui...	Salt		PMA-Checking	5,825.00	5,825.00	85,078.96
Check	08/22/2016	7035	Baez,J:Quick...	Salt		PMA-Checking	6,090.05	6,090.05	91,169.01
Check	08/24/2016	7052	Eckert,D:Qui...	Salt		PMA-Checking	5,301.21	5,301.21	96,470.22
Check	09/23/2016	7226	Lau,M:MTWF...	Salt		PMA-Checking	675.24	675.24	97,145.46
Check	10/17/2016	7368	Fa'alta,J:Ste...	Salt		PMA-Checking	10,982.27	10,982.27	108,127.73
Check	10/21/2016	7401	Hoang,B:US ...	Salt		PMA-Checking	3,079.92	3,079.92	111,207.65
Check	11/10/2016	7526	Maroon,R:Qu...	Salt		PMA-Checking	11,335.92	11,335.92	122,543.57
Check	12/30/2016	VV204	Sciancalepor...	Salt		PMA-Checking	9,521.85	9,521.85	132,065.42
Total Maryann Salt								132,065.42	132,065.42
TOTAL								132,065.42	132,065.42



STATEMENT OF WORK

PROJECT SCOPE
This contract outlines an outsourced sales partnership between JumpCrew and Canoe. This contract is between JumpCrew LLC and Canoe henceforth referred to as "Client."

IMPLEMENTATION TASKS

ON-BOARDING

Description:
- JumpCrew's implementation process lasts for 30-days
- During this time the Onboarding Manager (OM) will work with the Client and the JumpCrew delivery teams to get access to platforms, assets, and necessary logins to launch
- JumpCrew will host a welcome call to introduce the Client to their JumpCrew internal team and establish processes moving forward

JumpCrew Deliverables:
- 30-days focused on setting up and implementing the foundations necessary to complete all projects

Client Deliverables:
- The Client is able to provide all logins and assets in a timely manner and appropriate parties attend the welcome call
- Client invites all members from their team who will be involved

PROJECT MANAGEMENT

Description:
- OM will manage the project timeline reviewed with the client during the on-boarding time frame. This is built based on the scope of work
- OM will clearly share timelines and deliverables to the client to keep all projects/campaigns on track

Deliverables:
- Ensure all projects/campaigns launch at the times that are agreed upon during the on-boarding

Assumptions:
- Timelines are dependent upon the Client's response time, delivery of needed credentials, assets, etc.



REPORTING CALLS

Description:
- Bi-weekly meetings with JumpCrew Sales Leadership and Client Leadership

Deliverables:
- Sales reporting presented and discussed
- JumpCrew Sales Leadership and to provide insight into sales data and make recommendations for improvement

CLIENT SUPPORT

Description:
- The Onboarding Manager will act as the Client's main point of contact during the implementation period
- The Onboarding Manager can be reached during business hours at 8AM CST–5:30PM CST
- Onboarding Manager has a 24-hour SLA

Deliverables:
- A main point of contact at JumpCrew that will assist the Client with any needs and/or questions

DATABASE BUILDING

BUYER PERSONA

Description:
- Work with the Client on their ideal buyer persona to gather a list of titles, locations, industries, and company sizes to target

Deliverables:
- Buyer Persona Presented

Assumptions:
- The Client completes the Ideal Buyer Persona sheet



DATABASE LIST

Description:
- JumpCrew to provide a list of prospects based on the Ideal Buyer Persona
  - NOTE: The Ideal Buyer Persona is strictly informed by the client

Deliverables:
- Data list delivered monthly based
- The maximum number of leads per month will not exceed 1,000 records
- Record Count may vary month over month depending on industry, demographics, geographic area and availability of records

SALES REPRESENTATIVES

DEDICATED SALES REPRESENTATIVES

Description:
- 2 JumpCrew Sales Reps
- Access to the reps Monday- Friday, 8:30am-6.30pm CST

SALES LEADERSHIP CALL

Description:
- Call between the JumpCrew Sales Leadership and a Canoe point of contact

CANDIDATES DETERMINED

Description:
- JumpCrew will work with the client to build out the ideal Sales Rep persona. JumpCrew Talent Acquisition team to conduct recruiting efforts to identify sales representatives who best fit the needs of the project

Deliverables:
- JumpCrew to provide the client with visibility into candidate pipeline and receive feedback

KPI & SUCCESS METRICS

Description:
- Sales Leadership will collaborate with Client in establishing daily KPIs (activities) and success metrics
- Phase 1 KPIs:
  - Discovery and Testing
  - The first 30 days of sales following on-boarding will focus on activity KPIs - phone calls, emails, etc.
  - Expectation is to set an approx. average of unique daily touch points (combination of calls/emails/LinkedIn messages)
- Phase 2 KPIs
  - Sales Leadership & Client will meet monthly to review performance and determine month over month quota
    - Work together to set and achieve appointment setting targets
    - Set goal ROI
- Deliverables:
  - JumpCrew will establish daily KPIs to ensure optimal pipeline development during the early stage of the relationship and on-boarding. These KPIs will be adjusted to accommodate a higher volume of qualified



TRAINING & ON-BOARDING

SALES PROCESS

Description:

- Review Client's current sales process and activity tracking so JumpCrew can closely mirror in Sales Enablement Platform

Deliverables:

- Define the end to end process from first touch to qualified appointment set

DETERMINE HANDOFF PROCESS/ PAYMENT PROCESS

Description:

- Determine a process to best finalize an appointment or new sale and if applicable collect payment from leads that have converted

Deliverables:

- Defined appointment setting process for JumpCrew and the Client to easily hand off new qualified opportunities

ESTABLISHED BUYER PERSONA

Description:

- JumpCrew to facilitate the process of ideal buyer persona identification ultimately provided by the client

Deliverables:

- Buyer persona overview provided by the client

REVIEW MATERIALS

Description:

- Review call materials, training documents, sales process documents, scripts, demos, and all other sales related materials

Deliverables:

- JumpCrew to establish a shared folder for sale materials with mutual access between JumpCrew and Client

Assumptions:

- Assumes that the client has materials to provide

ESTABLISH TACTICS & FRAMEWORK

Description:

- Establish tactics/metric based on the vertical we're supporting
- Email Template, Call Structure, and objection handling will be established/ based on approval
- Establish a sales conversation framework, touch point framework

Deliverables:

- Established sales workflow and framework



SALES ENABLEMENT

SALES ENABLEMENT PLATFORM

Description:
- Outreach.io is a sales enablement platform that drives efficiency and high performance at every stage of the sales cycle

Deliverables:
- Outreach.io Platform set up & customization to meet your company specific requirements
- User seats for each sales representative and one Admin seat
- Voice dialer
- Sales Management call listening functionality
- Email Templates
- Email Open/Click Tracking
- Email A/B Testing
- Standard Meeting Types
- Automation based off customer engagement

ACTIVITY BASED METRICS

Deliverables:
- Activity Based Metrics – data on which activities drive the best outcomes
- Visibility into the best times, channels and cadences to best reach your customers



LEAD NURTURING & WORKFLOWS

Description:
- JumpCrew will create email copy written in your brand voice and is specific to the sales strategy

Deliverables:
- 3-5 lead nurturing email sequences

Out of Scope:
- Full website building
- Video creation
- eBooks, White Papers
- Presentations
- Branding materials like logos
- Marketing research outside of what's outlined in the SOW
- Travel
- Organic Social Media Marketing
- Content Marketing
- SEO
- Robust CRM features such as: products, invoicing, contracts, etc.
- User Access to Outreach.io
- New content/new sequence built outside of agreed upon optimization window
- Custom Integrations
- Outreach & CRM Integration
- HTML templates emails
- Email Marketing beyond Lead Nurturing



FINANCIAL SUMMARY

JumpCrew, LLC will bill the Client at the start of the agreement.

The Client will be invoiced $17,000 for the first month of service and then billed $17,000 monthly thereafter for the duration of the initial term.

SERVICES

2 Dedicated Business Development Reps

Implementation

Outreach.io

Tech Stack (Hardware & Software)

Database List

Talent Acquisition

Sales Rep Commissions

Sales Management & Leadership

Ongoing Training & Development

Operations Support

Benefits, Liability, & Insurance

MONTHLY RECURRING TOTAL: $17,000

FIRST MONTH TOTAL: $17,000

This agreement is subject to the conditions below:

JumpCrew Terms & Conditions: See Master Service Agreement below.

Term: The initial term of the Agreement is for 6 months. After the Initial Term, this agreement will automatically renew on 6 month terms.

Cancellation: Client may cancel this agreement after the completion of the Initial Term. JumpCrew requires a 31-day written notice of cancellation via email. The client will be responsible for any recurring charges that fall within the 31-day window post the date of when such cancellation notice is received.



MASTER SERVICE AGREEMENT

THIS MASTER SERVICES AGREEMENT is made and entered into effective as of the   (the "**Effective Date**") by and between JumpCrew, LLC ("**JumpCrew**") and Canoe ("**Client**," and together with JumpCrew, hereinafter the "**Parties**," and each a "**Party**").

RECITALS:

WHEREAS, Client desires JumpCrew to render professional services to Client as described from time to time in the Statement(s) of Work, if any, attached hereto and incorporated herein by reference;

NOW THEREFORE, in consideration of the mutual benefits, agreements, covenants and promises herein, and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

AGREEMENT

1. Definitions

1.1. "Agreement" means this written agreement between JumpCrew and Client, together with any and all appendices, addendums, exhibits, schedules and other attachments hereto, including without limitation the Statement(s) of Work, if any, attached hereto.

1.2. "Deliverables" means deliverables (including without limitation any licenses and the terms of any licenses) Client will receive from Jumpcrew as a result of performance of the Services.

1.3. "Intellectual Property Rights" means all patents (including originals, divisionals, continuations, contiuations-in-part, extensions, foreign applications, utility models and re-issues), patent applications, copyrights (including all registrations and applications therefor) trade secrets, service marks, trademarks, trade names, trade dress, trademark applications and other proprietary and intellectual property rights, including moral rights.

1.4. "Services" means the services provided to Client by JumpCrew as set forth in any Statement(s) of Work.

1.5 "Statement of Work" means any and each document so named and from time to time prepared by JumpCrew and accepted by Client, and attached as an exhibit to this Agreement, indicating (i) a scope of Services to be performed by



JumpCrew pursuant to this Agreement, (ii) the Deliverables to be delivered in connection with such Services, (iii) the schedules, fees and expenses for such Services, and (iv) any additional terms or conditions applicable to the foregoing.

1.6. "Term" the period from the Effective Date until this Agreement is terminated pursuant to Section 5, herein.

2. JumpCrew Services. JumpCrew will provide Services for Client as expressly described herein and in any Statement(s) of Work attached hereto. Any change to a Statement of Work shall require written consent of both Parties.

3. Support Services. Client shall provide support services as reasonably requested by JumpCrew in connection with and in support of Jumpcrew's performance of the Services (the "Support Services"). Client will be responsible for, and assumes the risk of, any problems resulting from the performance of Support Services.

4. Price and Payment for Services

4.1. Compensation for Services. Client shall pay to JumpCrew, for Services performed, those fees and expenses set forth on a corresponding Statement of Work ("**Fees**"). Fees not paid within ten (10) days of their respective due date, as set forth on a corresponding Statement of Work, shall accrue interest at a monthly rate equal to the greater of (i) 1.5% of such unpaid Fees and (ii) $1,000. At the beginning of each new calendar year during the Term, unless otherwise agreed to in writing by the Parties and without necessity of any action on behalf of JumpCrew or the Client, the Fees shall increase by five percent (5%).

4.2. Taxes, Duties and Shipping Costs. Client agrees to pay all applicable sales, use, services, value-added, consumption or other taxes arising or that become due in connection with Client's purchase of the Services. JumpCrew shall be solely responsible for all wages, taxes, deductions and withholdings with respect to JumpCrew personnel.

4.3 Independent Contractor. The status of JumpCrew shall be that of an independent contractor, and no JumpCrew personnel will be deemed an employee or agent of Client. None of the terms in this Agreement will be construed as creating a partnership, joint venture, agency, master-servant, employment, trust, or any other relationship between Client and JumpCrew.

5. Term and Termination.

(i) Term. The Term of this Agreement shall commence on the Effective Date and conclude on the date all the Services contemplated by all outstanding Statement of Work are complete, subject to Section 5(ii), below.

(ii) Termination. Either Party may terminate this Agreement, and/or any Statement of Work immediately upon written notice to the other Party (a) for failure by the other Party to comply with the terms of this Agreement or any Statement of Work, respectively, provided that if such failure is curable, the breaching Party shall be provided fifteen (15) calendar days to cure such failure before this Agreement, or the respective Statement of Work, is terminated; or (b) if the other Party (1) becomes insolvent; (2) fails to pay its debts or perform its obligations in the ordinary course of business; or, (3) becomes the subject of any voluntary or involuntary proceeding in bankruptcy, liquidation, dissolution, receivership, attachment or composition, or makes a general assignment for the benefit of creditors, provided that, in the case of an involuntary proceeding, the proceeding is not dismissed with prejudice within sixty (60) days after the institution thereof.

(iii) Effect of Termination. Upon such termination, each Party shall return all Confidential Information of the other Party in its possession, to the other Party, and JumpCrew shall be paid a pro-rated portion of Fees otherwise due pursuant to the terminated Statement(s) of Work.

6. Confidential Information

6.1 Confidential Information. During the Term, and for a period of three (3) years thereafter (except with respect to trade secrets, which shall be held in confidence for so long as they constitute trade secrets pursuant to the applicable law), each Party and its affiliates, directors, officers, employees, authorized representatives, agents and advisors (including,



without limitation, attorneys, accountants, consultants, bankers and financial advisors) shall keep confidential all information concerning the other Party's proprietary business procedures, products, services, operations, marketing materials, fees and policies or plans, received or obtained during the negotiation or performance of the Agreement, whether such information is oral or written, and whether or not labeled as confidential by such Party (collectively, **"Confidential Information"**) provided however that either Party may share Confidential Information of the other Party with its officers, employees or representatives as necessary in connection with the performance by that Party of its obligations arising hereunder. The receiving Party shall safeguard disclosure of Confidential Information to the same extent that the receiving Party safeguards its own Confidential Information, but in any case will at minimum use reasonable care. Upon request of the disclosing Party, the receiving Party will promptly return to the disclosing Party or destroy, certifying in writing to the disclosing Party the destruction of such, Confidential Information of the disclosing Party.

6.2. <u>Exclusions from Definition of Confidential Information</u>. The following information shall not be considered "Confidential Information" for the purposes of this Agreement; information which (i) is or becomes publicly known without any fault of or participation by the receiving Party or its representatives; (ii) was in the receiving Party's possession prior to the time it was received from the disclosing Party or came into the receiving Party's possession thereafter, in each case lawfully obtained from a source other than disclosing Party or its representatives and not subject to any obligation of confidentiality or restriction on use; (iii) is required to be disclosed by judicial arbitral or governmental order or process or operation of law, in which event the receiving Party will, unless prohibited by law, notify the disclosing Party of the requirement of disclosure before making such disclosure and will comply with any protective order or other limitation on disclosure obtained by the disclosing Party; or (iv) is independently developed by the receiving Party without reference to the disclosing Party's Confidential Information.

7. **License and Intellectual Property Rights**. The Deliverables, as well as all works, materials, software, documentation, methods, apparatus, systems, processes, Intellectual Property Rights, and the like and all improvements, updates, revisions, or other changes to any of the foregoing, prepared, developed, conceived, or delivered as part of or in connection with the Services, and all tangible embodiments thereof, shall be considered **"Work Product"**. Unless otherwise expressly provided in a Statement of Work, Client shall have exclusive right, interest, title and ownership rights, including all Intellectual Property rights, in all Work Product. Client will exclusively own all data that may be collected and compiled by Client as a result of JumpCrew providing the Services hereunder.

8. **Representations and Warranties.** Each Party represents and warrants to the other Party that: (a) it has validly executed and delivered this Agreement and that this Agreement constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other laws affecting creditors' rights generally, and, with regard to equitable remedies, to the discretion of the court before which proceedings to obtain those remedies may be pending; (b) it has all requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated by this Agreement, and that the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all requisite corporate action on its behalf; (c) its execution and delivery of this Agreement and performance or compliance with the terms of this Agreement will not conflict with, result in a breach of, constitute a default under, or require the consent of any third party under any license, sublicense, lease, contract, agreement or instrument to which it is bound or to which its properties are subject; and (d) there are no pending or threatened lawsuits, actions or any other legal or administrative proceedings against it which, if adversely determined against it, would have a material adverse effect on its ability to perform its obligations under this Agreement.

9. **Warranties and Disclaimers**

9.1. Warranty. EXCEPT AS PROVIDED IN THIS SECTION, ALL SERVICES AND WORK PRODUCT ARE DELIVERED TO CLIENT OR ANY THIRD PARTY WITHOUT WARRANTY OF ANY KIND (EXPRESS IMPLIED, OR STATUTORY), INCLUDING, BUT NOT LIMITED TO, ANY EXPRESS OR IMPLIED WARRANTIES OF: 1) MERCHANTABILITY; 2) FITNESS FOR A PARTICULAR PURPOSE; 3) EFFORT TO ACHIEVE PURPOSE; 4) QUALITY; OR 5) ACCURACY. NO EMPLOYEE, CONSULTANT, AGENT OR

OTHER REPRESENTATIVE OF JUMPCREW HAS AUTHORITY TO BIND JUMPCREW TO ANY ORAL REPRESENTATIONS OR WARRANTIES CONCERNING THE SERVICES OR THE DEVELOPER SOFTWARE.

9.2. Limitation of Liability. IN NO EVENT SHALL JUMPCREW BE LIABLE TO CLIENT FOR ANY AMOUNT IN EXCESS OF THE FEES ACTUALLY PAID BY CLIENT TO JUMPCREW FOR SERVICES AND WORK PRODUCT PROVIDED HEREUNDER. CLIENT AGREES THAT ANY EFFORTS BY JUMPCREW TO MODIFY ITS SERVICES OR WORK PRODUCT SHALL NOT BE DEEMED A WAIVER OF THESE LIMITATIONS, AND THAT ANY JUMPCREW WARRANTIES SHALL NOT BE DEEMED TO HAVE FAILED OF THEIR ESSENTIAL PURPOSE.

9.3. No Special Damages. CLIENT AGREES THAT IN NO EVENT SHALL JUMPCREW BE LIABLE TO CLIENT OR ANY THIRD PARTY FOR ANY LOSS OF PROFITS, LOSS OF DATA, LOSS OF USE, INTERRUPTION OF BUSINESS, OR ANY DIRECT, INDIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES OF ANY KIND WHETHER UNDER THIS AGREEMENT OR OTHERWISE, EVEN IF JUMPCREW WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES EXCEPT IF JUMPCREW WAS GROSSLY NEGLIGENT. MODIFICATIONS MADE TO WORK PRODUCT BY CLIENT OR ANY THIRD PARTY VOIDS ANY REMAINING EXPRESS OR IMPLIED WARRANTIES.

10. Indemnification

10.1 Indemnification. Each Party shall, at its expense, indemnify and hold harmless the other Party and its affiliates and their officers, directors, employees, agents and representatives (collectively, the "**Indemnified Party**," and the Party so indemnifying, the "**Indemnifying Party**") from and against all judgments, losses, payments, costs, expenses (including reasonable attorneys' fees), damages, settlements, liabilities, fines, and penalties incurred by the Indemnified Party, arising in connection with (i) a breach by the Indemnifying Party of any of its obligations, covenants, warrants or representations hereunder, or (ii) the gross negligence or willful misconduct of the Indemnifying Party.

10.2 Indemnification Procedure. The Indemnified Party will provide the Indemnifying Party; (a) reasonably prompt written notice of the existence of such Claim or Costs; (b) control over the defense or settlement of any such Claim, provided that the Indemnifying Party may not settle such Claim without the Indemnified Party's prior written consent, which consent must not be unreasonably withheld, and provided that the Indemnified Party has the right to participate in the defense of any such Claim at its expense and through counsel of its choosing; and (c) non-financial assistance at Indemnifying Party's request to the extent reasonably necessary for the defense of any such Claim. A failure by an Indemnified Party under this Section shall only affect Indemnifying Party's obligations under this Section to the extent any such failure materially prejudices Indemnifying Party's ability to reduce the Costs that may be owed to an Indemnified Party, or to defend a Claim under this Section. Further, notwithstanding the terms of this Section, in the event that an Indemnified Party pays a Claim asserted against it immediately prior to the due date for such payment in order to prevent further penalties or adverse consequences, the payment of such amount will not be deemed a breach under this Section and is recoverable by the Indemnified Party as a Cost without reference to the ultimate disposition of the Claim.

11. Miscellaneous.

11.1 Non-Solicitation. Client and JumpCrew will not directly or indirectly solicit for employment or hire current or former employees of the other party without the other party's prior written consent (which will not be unreasonably withheld) during the Term and for 24 months thereafter.

11.2 Subcontracting and Assignment. Neither Party may, without the prior written consent of the other Party, assign any of its rights or delegate any of its duties pursuant to this Agreement. Any attempted assignment without the other Party's consent will be void and of no force or effect. Notwithstanding the foregoing, either Party may assign this Agreement and its rights hereunder to any successor in interest whether by sale of assets, equity, merger or otherwise, provided that such transferring Party will notify the other Party in writing, promptly, of such assignment

11.3 Use of Name and Publicity. Unless otherwise agreed to in writing, neither Party will or will cause or permit its personnel, to use the name, logo, trademark, trade name, or other marks of the other Party without the other Party's written consent.



11.4 Notices. Unless otherwise required under this Agreement, all notices, consents and other communications hereunder must be in writing and will be deemed to have been duly given when delivered personally, or one (1) business day after being sent by a nationally-recognized overnight courier with package tracking capabilities, or three (3) business days after being sent postage prepaid by certified or registered mail, return receipt requested. Notice that is delivered via facsimile or electronic mail is sufficient to meet the notice requirement, provided it is: (i) confirmed as received by the other Party, or (ii) an original copy follows it, as set forth above, in a timely manner. All notices should be sent to the following addresses and indicated contacts:

If to Canoe:
[Billing_Street__c]
[Billing_City__c], [Billing_State__c] [Billing_Zip__c]
[Chargent_Billing_Contact_Email__c]

If to JumpCrew:
501 Great Circle Rd.
Nashville, TN 37228
info@jumpcrew.com

12.1 Survival. Terms and conditions herein that are intended to survive, shall survive, termination of this Agreement.

12.2 No Third-Party Beneficiaries. Except as stated herein this Agreement will not benefit or create any right or cause of action in or on behalf of any person or entity other than the Parties.

12.3 Modification and Waiver. No modification of this Agreement or any Statement of Work and no waiver of any breach of this Agreement or any Statement of Work will be effective unless in writing and signed by an authorized representative of each Party. No waiver of any breech of this Agreement or any Statement of Work, and no course of dealing between the Parties, will be construed as a waiver of any subsequent breach of this Agreement or any Statement of Work.

12.4 Severability. The provisions of this Agreement are severable. If a court or arbitrator holds any provision of this Agreement or any Statement of Work invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions will in no way be affected or impaired thereby. If a court or arbitrator holds any such provision to be invalid or unenforceable, the adjudicating entity shall replace that provision with a provision that is valid and enforceable, and most nearly reflects the intent of the original provision.

12.5 Contrary, Inconsistent, or Additional Terms. In the event of any conflict between the terms of any Statement of Work and the terms of this Agreement, the terms of the applicable Statement of Work shall control.

12.6 Governing Law. This Agreement and each Statement of Work will be construed as having been made in and will be governed in accordance with the laws of the State of Delaware, excluding any applicable conflict of law provisions.

12.7 Remedies upon Default. Unless specifically set forth in this Agreement or an applicable Statement of Work, in the event of breach by either Party, the non-breaching Party will be entitled to exercise any and all rights and remedies available to it at law or in equity, whether concurrently or separately, and the exercise of one remedy will not be deemed either an election of such remedy or a preclusion of the right to exercise any other remedy.

12.8 Execution. To facilitate execution, this Agreement may be executed (a) pursuant to the process set forth in the Electronic Signatures in Global and National Commerce Act (15 USC §7001 et seq.), or (b) in as many counterparts as may be required to reflect all Parties' assent; all counterparts shall collectively constitute a single agreement. A legible facsimile or emailed signature that can be authenticated will constitute an original and binding signature of a Party



12.9 Entire Understanding. This Agreement, and any Statement of Work attached hereto, constitute the exclusive and entire agreement between the Parties with respect to its subject matter, and as of the Effective Date, supersedes all prior or contemporaneous agreements, negotiations, representations and proposals of any kind, whether written or oral, either express or implied, relating to this subject matter.

[Signature page follows]



IN WITNESS WHEREOF, THE PARTIES HERETO HAVE CAUSED THIS AGREEMENT TO BE EXECUTED AS OF THE DATE INDICATED ABOVE

CLIENT AUTHORIZATION	JUMPCREW AUTHORIZATION
Client:	Client:
Signer Name:	Signer Name:
Signature:	Signature:
Date:	Date:



STATEMENT OF WORK

PROJECT SCOPE

The JumpCrew team will work to optimize the following digital campaigns: Paid search and Paid Social ads, Content Marketing, included as outlined below. This contract is between JumpCrew LLC and Canoe henceforth referred to as "Client."

CLIENT SUCCESS TASKS

ON-BOARDING

Description:

- JumpCrew's on-boarding & implementation process lasts for 30-days
- During this time the Marketing Strategist and Marketing Director will work with the Client and the JumpCrew delivery teams to get access to platforms, assets, and necessary logins to launch
- Marketing Strategist and Marketing Director will provide initial strategic guidance and ongoing strategic support throughout life of engagement
- JumpCrew will host an hour-long kickoff call to introduce the Client to their JumpCrew internal team, followed by individual breakout calls to cover specific deliverables as needed

Deliverables:

- 30-days focused on setting up and implementing the foundations necessary to complete all projects

Assumptions:

- The Client is able to provide all logins and assets in a timely manner and appropriate parties attend the on-boarding call
- Client invites all members from their team who will be involved

PROJECT MANAGEMENT

Description:

- JumpCrew's Marketing Strategist will manage the project timeline reviewed with the client during the on-boarding time frame. This is built based on the scope of work
- JumpCrew's Marketing Strategist will clearly share timelines and deliverables to the client to keep all projects/campaigns on track

Deliverables:

- Ensure all projects/campaigns launch at the times that are agreed upon during the on-boarding

Assumptions:

- Timelines are dependent upon the Client's response time, delivery of needed credentials, assets, etc.



REPORTING CALLS

Description:

- Bi-weekly meetings with Marketing Leadership

Deliverables:

- Marketing reporting & campaign performance presented and discussed
- Marketing Leadership to provide insight into data and make recommendations for improvement

CLIENT SUPPORT

Description:

- The Marketing Strategist will act as the Client's main point of contact
- The Marketing Strategist can be reached during business hours 8:30AM CST-5:30PM CST
- Marketing Strategist has a 24-hour SLA

Deliverables:

- A main point of contact at JumpCrew that can assist the client with any needs and/or questions



PAID ADS- SEARCH AND SOCIAL

PAID ADS – SEARCH AND SOCIAL

Deliverables:

- Account Audit and Strategic Planning
- Account Creation (e.g., Google Ads, Facebook Ads, LinkedIn Ads) - Based on keyword/audience research and includes campaigns, ad groups, copy, ad extensions, conversion tracking, and landing page mapping
- Budget forecasting - use keywords/audience research, historical account data, and seasonal trends to forecast a budget that will lead to more conversions and website traffic
- Ongoing optimizations - Drive strong performance that aligns with overall business and other marketing channels
- Keyword/audience bid optimizations
- Paid keyword expansion - implementing new keywords/audience targeting and excluding irrelevant targeting
- Adjusting campaign levers such as delivery method, budget allocation, ad rotation, ad positions, day parting, geo-targeting, etc.
- Test and implement new ad copy as needed on a regular basis
- Campaign maintenance – conduct regular account checks ensuring the account is running properly
- Ensure Conversion pixels are set up and firing correctly
- Target parameters are set up correctly
- Ad copy and landing pages are effective
- Reporting - Provide regular reports through calls/emails for relevant KPIs agreed upon with the client

*The Paid Ads Manager will decide on the best platform/s to leverage for Starving Students and will present for approval prior to rollout, but initially we'd suggest implementing Google Search and Facebook Paid Advertising, for a total of 2 platforms.

Paid Search and Social cost - $2000/platform set up, $1500/platform monthly maintenance and ongoing optimization

Example - Google Ads plus Facebook, $4000/month one set up, $3000 monthly

Media Costs (those costs paid directly to Google, Linkedin, etc.) are not covered in this agreement and will be paid by the client directly to the media provider. ***We estimate the initial media spend will be in the $2,000-5,000/month per platform range at this point, but will verify once initial strategic planning is complete.*

CONTENT AND EMAIL MARKETING

CONTENT

- **Description:**
  - 4 pieces of content monthly (blog posts, social media post creation)
  - 1 Lead magnets quarterly (ebook, gated content)
  - 1 Landing page quarterly

  Deliverables:
  - To be delivered via presentation prior to implementation
- Content Cost: $2000/monthly

EMAIL MARKETING

- **Deliverables:**

- Email Marketing audit and recommendations
- Account creation, if necessary
- Email strategy and content calendar
- 2 completely custom built email templates
- 1 automated nurture series with up to 5 emails
- 1 Promotional/Content Email created and deployed to full audience monthly
- Maximum of 2 custom graphics/gif per email
- A/B subject line and content testing when appropriate
- Segments created and monitored for your target audiences
- Reporting provided on regular reporting calls for opens, platform usage via email, clicks, bounces, opt-outs and other relevant KPI's
- Email Cost: $2500 set up, $1500/monthly

SEO SERVICES, WEBSITE UPGRADE/UPDATE

SEO

TECHNICAL SEO AUDIT

- Description:
  - Deep dive into the website build to ensure that it is built with a strong technical SEO foundation
    - Google Search Console setup
    - Bing Webmaster tools configuration
    - Search tool setup
    - Keyword page mapping
    - Keyword research
    - Robots.txt File Configuration
    - Sitemap recommendation
    - Wire frame recommendation
    - Meta titles with description writing
    - URL structure recommendations
    - Schema and rich snippet recommendations
    - On page SEO recommendations
    - Internal linking recommendations
    - Page speed recommendations

  Deliverables:
  - Full site audit and recommendations to be delivered via .pdf presentation and excel spreadsheet

KEYWORD RESEARCH META TITLES AND DESCRIPTION MAPPING

- Description:
  - Competitive analysis and broader keyword research to find additional keywords to target
  - We will map core keywords to pages and craft meta titles and descriptions. This will help optimize pages to rank for our target keywords

  Deliverables:
  - Excel sheet

KEYWORD EXPANSION AND CONTENT RECOMMENDATIONS

- Description:
  - Competitive analysis and broader keyword research to find additional keywords to target
  - Content creation and recommendation to increase website traffic and keyword ranking
- Deliverables:
  - To be delivered via .pdf presentation and excel sheet
- SEO Cost: $3500 month One, $2400 monthly thereafter

WEBSITE UPGRADE/UPDATE

- Description:
  - To be scoped out in depth at a later date, if desired.

- Website Upgrade Cost Estimate: TBD based on ultimate scope of engagement.



Out of Scope (All phases)
- Video creation
- Presentations
- Branding materials
- Marketing research outside of what's outlined in the SOW
- Travel
- Organic Social Media Marketing
- Robust CRM features such as: products, invoicing, contracts, etc.
- User Access to Outreach.io
- New content/new sequence built outside of agreed upon optimization window
- Custom Integrations
- Outreach & CRM Integration



FINANCIAL SUMMARY

JumpCrew, LLC will bill the Client at the start of the agreement.

For Phase 1, the Client will be billed $6,000 for the first month of service and then billed $5,000 monthly thereafter for the duration of the initial term, or until this agreement is amended to provide additional support (i.e. roll out work described in additional phases.)

*Note- these costs do not include Media Spend (media cost for Google Ads, Facebook, etc. - client will pay those directly to the appropriate platform.)

SERVICES	
Content	$2000
Paid Search Ads*	$2000 Month 1 ($1500 ongoing)
Paid Social Ads*	$2000 Month 1 ($1500 ongoing)

FIRST MONTH TOTAL: $6,000

MONTHLY RECURRING TOTAL: $5,000

*Note- these costs do not include Media Spend (media cost for Google Ads, Facebook, etc. - client will pay those directly to the appropriate platform.)

Term: The initial term length determined prior to initiating contract. Recommend initial engagement of 3 to 6 months.

Capital



- Ops
- R&D
- Growth
- Other

Cost of Funds, Months 0-18



Monthly Revenue vs Expenses | 5-Year Projection

- CAPEX
- SG&A
- COGS
- Revenue



Cash in the Bank | 5-Year Projection

- Series1

	Unit	2021 TY3FY	2022 Year 2	2023 Year 3	2024 Year 4	2025 Year 5	2026 Year 6	2021 Year 7	CAGR Y3-Y7

KEY INDICATORS

INCOME STATEMENT

Revenue	USD	1,863,310	2,666,750	5,681,110	14,975,972	43,985,196	134,745,576	419,433,065	128.4%
Mortgage Originations	USD	482,628	482,628	482,628	482,628	482,628	482,628	482,628	0.0%
Jump Crew Marketing & New Customer Acquisitions	USD	590,941	812,477	883,655	982,963	1,081,174	1,189,210	1,308,041	7.9%
Homebuy and Realtor Partnerships	USD	689,741	1,371,651	4,304,827	13,510,381	42,401,394	133,073,738	417,642,396	149.7%
Revenue Source 4	USD	0	0	0	0	0	0	0	
COGS	USD	270,876	270,876	270,876	270,876	270,876	270,876	270,876	0.0%
CATEGORY #1: Web Servers	USD	6,876	6,876	6,876	6,876	6,876	6,876	6,876	0.0%
CATEGORY #2: Outsourced	USD	264,000	264,000	264,000	264,000	264,000	264,000	264,000	0.0%
CATEGORY #3: Payment Processing	USD	0	0	0	0	0	0	0	
Gross Profit	USD	1,592,434	2,395,874	5,410,234	14,705,096	43,614,320	134,474,700	419,162,189	135.7%
Gross margin	%	85.5%	89.8%	95.2%	98.2%	99.4%	99.8%	99.9%	
SG&A	USD	985,968	1,025,568	1,067,148	1,110,807	1,156,649	1,204,753	1,255,324	3.3%
PAYROLL	USD	792,000	831,600	873,180	916,839	962,681	1,010,815	1,061,356	4.0%
MARKETING & GROWTH	USD	54,000	54,000	54,000	54,000	54,000	54,000	54,000	0.0%
ADVISORY & PROF. SERVICES	USD	5,400	5,400	5,400	5,400	5,400	5,400	5,400	0.0%
RENT	USD	71,928	71,928	71,928	71,928	71,928	71,928	71,928	0.0%
TECH SUPPORT & SERVICES	USD	1,440	1,440	1,440	1,440	1,440	1,440	1,440	0.0%
INSURANCE	USD	48,000	48,000	48,000	48,000	48,000	48,000	48,000	0.0%
UTILITIES	USD	6,000	6,000	6,000	6,000	6,000	6,000	6,000	0.0%
OTHER EXPENSES	USD	7,200	7,200	7,200	7,200	7,200	7,200	7,200	0.0%
EBITDA	USD	606,466	1,370,306	4,343,086	13,594,289	42,537,671	133,269,917	417,906,866	149.3%
EBITDA margin	%	32.5%	51.4%	76.4%	90.8%	96.6%	98.9%	99.6%	
D&A	USD	0	0	0	0	0	0	0	
EBIT	USD	606,466	1,370,306	4,343,086	13,594,289	42,537,671	133,269,917	417,906,866	149.3%
EBIT margin	%	32.5%	51.4%	76.4%	90.8%	96.5%	98.9%	99.6%	
Interest expense	USD	0	0	0	0	0	0	0	
Income taxes	USD	55,772	173,343	513,965	1,614,119	5,049,114	15,809,136	15,809,136	98.4%
Net income	USD	550,693	1,196,963	3,829,121	11,980,170	37,488,557	117,460,781	402,097,730	153.7%
Net margin	%	29.6%	44.9%	67.4%	80.3%	85.3%	87.2%	95.5%	

BALANCE SHEET

Operating cash	USD	0	0	0	0	0	0	0	
Excess cash	USD	800,693	1,997,656	5,826,777	17,800,891	55,292,355	172,756,013	590,656,006	151.6%
Accounts receivable	USD	0	0	0	0	0	0	0	
Inventories	USD	0	0	0	0	0	0	0	
Prepaid expenses	USD	0	0	0	0	0	0	0	
Current Assets	USD	800,693	1,997,656	5,826,777	17,800,891	55,292,355	172,756,013	590,656,006	151.6%
PP&E (net)	USD	0	0	0	6,056	3,149	242	7,148	
Intangible assets	USD	0	0	0	0	0	0	0	
Investments	USD	0	0	0	0	0	0	0	
Other assets (net)	USD	0	0	0	0	0	0	0	
Non-Current Assets	USD	0	0	0	6,056	3,149	242	7,148	
Total Assets	USD	800,693	1,997,656	5,826,777	17,806,947	55,295,504	172,756,286	590,663,151	151.0%
Financial obligations (Debt)	USD	0	0	0	0	0	0	0	
Accounts payable	USD	0	0	0	0	0	0	0	
Provisions	USD	0	0	0	0	0	0	0	
Unearned revenue	USD	0	0	0	0	0	0	0	
Total Liabilities	USD	0	0	0	0	0	0	0	
Common equity	USD	250,000	250,000	250,000	250,000	250,000	250,000	250,000	0.0%
Net earnings	USD	58,058	185,889	580,937	1,813,187	5,672,586	17,775,568	56,749,208	149.7%
Retained earnings	USD	492,635	1,561,766	4,995,940	15,743,760	49,372,918	154,730,697	534,663,943	154.6%
Total Equity	USD	800,693	1,997,656	5,826,777	17,806,947	55,295,504	172,756,286	590,663,151	151.9%
Total Liabilities + Equity	USD	800,693	1,997,656	5,826,777	17,806,947	55,295,504	172,756,286	590,663,151	151.0%
		0.0	0.0	0.0	0.0	0.0	0.0	0.0	

CASH FLOW

Initial cash balance	USD		800,693	1,997,656	5,826,777	17,798,227	55,288,784	172,747,566	144.0%
Cash infusions	USD	250,000	0	0	0	0	0	0	
Operating change in cash	USD	550,693	1,196,963	3,829,121	11,971,450	37,488,557	117,460,781	402,087,440	152.7%
Net income	USD	550,693	1,196,963	3,829,121	11,980,170	37,488,557	117,460,781	402,097,730	153.7%
(+) D&A	USD	0	0	0	0	0	0	0	
(+) Change in WC	USD	0	0	0	0	0	0	0	
(-) CAPEX	USD	0	0	0	8,720	0	0	10,290	
(+) Change in debt	USD	0	0	0	0	0	0	0	
(-) Dividends	USD	0	0	0	0	0	0	0	
Ending cash balance	USD	800,693	1,997,656	5,826,777	17,798,227	55,288,784	172,747,566	574,835,006	151.5%
Total capital requirements	USD	(8,206)							

VALUATION

EBIT	USD	606,466	1,370,306	4,343,086	13,594,289	42,537,671	133,269,917	417,906,866	149.3%
(-) Taxes	USD	55,772	173,343	513,965	1,014,119	5,049,114	15,809,136	15,809,136	98.4%
(-) Interests	USD	0	0	0	0	0	0	0	
Net income	USD	550,693	1,196,963	3,829,121	11,980,170	37,488,557	117,460,781	402,097,730	153.7%
(+) D&A	USD	0	0	0	0	0	0	0	
Gross cash flow	USD	550,693	1,196,963	3,829,121	11,980,170	37,488,557	117,460,781	402,097,730	153.7%
(-) Change in WC	USD	0	0	0	0	0	0	0	
(-) CAPEX	USD	0	0	0	8,720	0	0	10,290	
(+) Equity investment	USD	250,000	0	0	0	0	0	0	
(+) Debt	USD	0	0	0	0	0	0	0	
Free cash flow	USD	800,693	1,196,963	3,829,121	11,971,450	37,488,557	117,460,781	402,087,440	153.7%
Exit value	USD							4,179,068,655	
Discounted cash flow	USD	800,693	1,196,963	3,829,121	11,971,450	37,488,557	117,460,781	4,581,156,096	212.6%

Maryann Salt, Inc.
Operating Costs
August 23, 2020

	Expense	Unit	Jan-21 Month 1	Feb-21 Month 2

KEY INDICATORS

CONSOLIDATED COGS

CATEGORY #1: Web Services		USD	573	573
CATEGORY #2: Outsourced		USD	22,000	22,000
CATEGORY #3: Payment Processing		USD	0	0
Total COGS		USD	**22,573**	**22,573**

CATEGORY #1: Web Services

Hubspot		USD	50	50
Homebot		USD	200	200
Floify		USD	43	43
Process St		USD	18	18
Slack		USD	12	12
Mortgage Coach		USD	120	120
MBS Live		USD	30	30
Help Scout - Chatbot		USD	20	20
Canva		USD	20	20
Duda		USD	30	30
Google Analytics		USD	USD	USD
Google Domain		USD	30	30
Service 13		USD	0	0
Total	**Ops**	**USD**	**573**	**573**

CATEGORY #2: Outsourced

Jump Crew - Customer Support and Marketing		USD	17,000	17,000

Marketing & SEO		USD	5,000	5,000
Service 3		USD	0	0
Service 4		USD	0	0
Total	**Ops**	**USD**	**22,000**	**22,000**

	USD							
Financial obligations (Debt)	USD		0	0	0	0	0	0
Accounts payable	USD	0	0	0	0	0	0	0
Provisions	USD							
Unearned revenues	USD							
Total Liabilities	USD	0	0	0	0	0	0	0
	USD							
Common equity	USD	250,000	250,000	250,000	250,000	250,000	250,000	250,000
Net earnings	USD	(6,206)	54,116	54,117	54,117	54,117	55,323	55,631
Retained earnings	USD	0	(6,206)	47,910	102,027	156,144	210,260	265,583
Total Equity	USD	243,794	297,910	352,027	406,144	460,260	515,583	571,214
	USD							
Total Liabilities + Equity	USD	**243,794**	**297,910**	**352,027**	**406,144**	**460,260**	**515,583**	**571,214**
Check		*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*

CASH FLOW

Initial cash balance	USD	0	243,794	297,910	352,027	406,144	460,260	515,583
Cash infusions	USD	250,000	0	0	0	0	0	0
Capital calls (share of commitment)	%							
Investor Cash	USD	250,000	0	0	0	0	0	0
Operating change in cash	USD	(6,206)	54,116	54,117	54,117	54,117	55,323	55,631
Net income	USD	(6,206)	54,116	54,117	54,117	54,117	55,323	55,631
(+) D&A	USD	0	0	0	0	0	0	0
(+) Change in WC	USD	0	0	0	0	0	0	0
(-) CAPEX	USD	0	0	0	0	0	0	0
(+) Change in debt	USD	0	0	0	0	0	0	0
(-) Dividends	USD							
Ending cash balance	USD	**243,794**	**297,910**	**352,027**	**406,144**	**460,260**	**515,583**	**571,214**
Total capital requirements	USD	(6,206)						

5,000	5,000	5,000	5,000	5,000
0	0	0	0	0
0	0	0	0	0
22,000	**22,000**	**22,000**	**22,000**	**22,000**

Mar-21	Apr-21	May-21	Jun-21	Jul-21
Month 3	Month 4	Month 5	Month 6	Month 7

573	573	573	573	573
22,000	22,000	22,000	22,000	22,000
0	0	0	0	0
22,573	22,573	22,573	22,573	22,573

50	50	50	50	50
200	200	200	200	200
43	43	43	43	43
18	18	18	18	18
12	12	12	12	12
120	120	120	120	120
30	30	30	30	30
20	20	20	20	20
20	20	20	20	20
30	30	30	30	30
USD	USD	USD	USD	USD
30	30	30	30	30
0	0	0	0	0
573	573	573	573	573

17,000	17,000	17,000	17,000	17,000

Maryann Salt, Inc.

Financial Statement (Monthly)
August 23, 2020

	Unit	Jan-21 Month 1	Feb-21 Month 2	Mar-21 Month 3	Apr-21 Month 4	May-21 Month 5	Jun-21 Month 6	Jul-21 Month 7

KEY INDICATORS

INCOME STATEMENT

	Unit	Jan-21	Feb-21	Mar-21	Apr-21	May-21	Jun-21	Jul-21
Revenue	**USD**	**98,531**	**158,853**	**158,854**	**158,854**	**158,854**	**160,060**	**160,368**
Mortgage Originations	USD	40,219	40,219	40,219	40,219	40,219	40,219	40,219
Jump Crew Markeing & New Customer Ac	USD	0	60,323	60,323	60,323	60,323	61,529	61,837
Homebot and Realtor Partnerships	USD	58,312	58,312	58,312	58,312	58,312	58,312	58,312
Revenue Source 4	USD	0	0	0	0	0	0	0
COGS	**USD**	**22,573**	**22,573**	**22,573**	**22,573**	**22,573**	**22,573**	**22,573**
CATEGORY #1: Web Services	USD	573	573	573	573	573	573	573
CATEGORY #2: Outsourced	USD	22,000	22,000	22,000	22,000	22,000	22,000	22,000
CATEGORY #3: Payment Processing	USD	0	0	0	0	0	0	0
Gross Profit	USD	75,958	136,280	136,281	136,281	136,281	137,487	137,795
Gross margin	%	77.1%	85.8%	85.8%	85.8%	85.8%	85.9%	85.9%
SG&A	**USD**	**82,164**	**82,164**	**82,164**	**82,164**	**82,164**	**82,164**	**82,164**

PAYROLL	USD	66,000	66,000	66,000	66,000	66,000	66,000	66,000
MARKETING & GROWTH	USD	4,500	4,500	4,500	4,500	4,500	4,500	4,500
ADVISORY & PROF. SERVICES	USD	450	450	450	450	450	450	450
RENT	USD	5,994	5,994	5,994	5,994	5,994	5,994	5,994
TECH SUPPORT & SERVICES	USD	120	120	120	120	120	120	120
INSURANCE	USD	4,000	4,000	4,000	4,000	4,000	4,000	4,000
UTILITIES	USD	500	500	500	500	500	500	500
OTHER EXPENSES	USD	600	600	600	600	600	600	600
EBITDA	USD	(6,206)	54,116	54,117	54,117	54,117	55,323	55,631
EBITDA margin	%	0.0%	34.1%	34.1%	34.1%	34.1%	34.6%	34.7%
D&A	USD	0	0	0	0	0	0	0
EBIT	USD	(6,206)	54,116	54,117	54,117	54,117	55,323	55,631
EBIT margin		0.0%	34.1%	34.1%	34.1%	34.1%	34.6%	34.7%
Interest expense	USD	0	0	0	0	0	0	0
Income taxes	USD							
Net income	USD	(6,206)	54,116	54,117	54,117	54,117	55,323	55,631
Net margin		0.0%	34.1%	34.1%	34.1%	34.1%	34.6%	34.7%

BALANCE SHEET

Operating cash	USD	0	0	0	0	0	0	0
Excess cash	USD	243,794	297,910	352,027	406,144	460,260	515,583	571,214
Accounts receivable	USD	0	0	0	0	0	0	0
Inventories	USD							
Prepaid expenses	USD							
Current Assets	USD	243,794	297,910	352,027	406,144	460,260	515,583	571,214
PP&E (net)	USD	0	0	0	0	0	0	0
Intangible assets	USD							
Investments	USD							
Other assets (net)	USD							
Non-Current Assets	USD	0	0	0	0	0	0	0
	USD							
Total Assets	USD	243,794	297,910	352,027	406,144	460,260	515,583	571,214

VALUATION

EBIT	USD	(6,206)	54,116	54,117	54,117	54,117	55,323	55,631
(-) Taxex	USD	0	0	0	0	0	0	0
EBIAT	USD	(6,206)	54,116	54,117	54,117	54,117	55,323	55,631
(+) D&A	USD	0	0	0	0	0	0	0
Gross cash flow	USD	(6,206)	54,116	54,117	54,117	54,117	55,323	55,631
(-) Change in WC	USD							
(-) CAPEX	USD							
Free chash flow	USD	(6,206)	54,116	54,117	54,117	54,117	55,323	55,631